TELEPHONE: 1-650-461-5600 FACSIMILE: 1-650-461-5700 WWW.SULLCROM.COM	1870 Embarcadero Road Palo Alto, California 94303-3308 LOS ANGELES • NEW YORK • WASHINGTON, D.C. BRUSSELS • FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].”

CONFIDENTIAL TREATMENT REQUESTED

BY CPG NEWCO LLC

FOIA CONFIDENTIAL TREATMENT REQUEST

February 14, 2020

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attn:	Ernest Greene
Sherry Haywood
Anne McConnell
Asia Timmons-Pierce

Re:	CPG Newco LLC
Registration Statement on Form S-1
File No. 333-236325

Ladies and Gentlemen:

On behalf of our client, CPG Newco LLC (the “Company”), we are submitting this letter in further response to comment #14 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter, dated September 4, 2019, with respect to the Company’s Confidential Draft Registration Statement on Form S-1 originally submitted to the Commission on August 6, 2019, and as amended and further submitted on a confidential basis on September 20, 2019, October 17, 2019, November 12, 2019, December 23, 2019 and January 21, 2020, and publicly filed on February 7, 2020 (such public filing, the “Registration Statement”). References contained herein to “shares” are to shares of the Company’s Class A common stock following its conversion into a corporation, as described in the Registration Statement.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the Staff’s convenience, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

CPG: 01

U.S. Securities and Exchange Commission	Confidential Treatment Requested
February 14, 2020	By CPG Newco LLC

14.    You disclose that the estimated grant date fair values of both time vested and performance vested Profits Interests granted during 2018 and 2017, was derived using the option pricing method. Please disclose whether the profit interests will be converted into options to acquire Class A common stock. If so, please tell us what consideration you have given to the potential impact of the conversion. Please also address your determination of the fair value of these interests relative to the fair value of this offering.

Conversion of Profits Interests

The Company advises the Staff that Profits Interests (each a “PI”) will receive the following treatment in the Company’s initial public offering (the “IPO”). Vested PIs will be exchanged for shares of Class A common stock, and unvested PIs will be exchanged for restricted shares of Class A common stock that will be eligible to vest generally pursuant to the same time-based and performance-based vesting conditions as are applicable for the unvested PIs for which they are exchanged. Each PI will be exchanged for a number of shares of Class A common stock or restricted shares of Class A common stock, as applicable, equal to the quotient of (A) (i) the offering price per share to the public of the Class A common stock in the Company’s IPO (the “IPO Price”), minus (ii) the applicable hurdle amount for the relevant PI divided by (B) the IPO Price. As discussed in the Registration Statement, PIs were awarded with various hurdle amounts (ranging from $1,000 to $1,923) whereby they do not participate in distributions to equity holders by AOT Building Partners, L.P. (the “Partnership”) except to the extent that distributions exceed the applicable hurdle amount.

Following the IPO, each current employee who receives shares of Class A common stock and/or restricted shares of Class A common stock in exchange for PIs will also be granted options to purchase shares of Class A common stock, with the number of such options to equal the aggregate number of PIs held by such holder before the IPO (as adjusted to reflect the exchange ratio applied in converting Common Interests of the Partnership (the “Common Interests”) into shares of Class A common stock in the IPO), less the number of shares of Class A common stock or restricted shares of Class A common stock, as the case may be, granted to such holder in the exchange. For example, if 100 PIs were converted into 40 shares, the employee would receive a grant of options to acquire 60 shares of Class A common stock. Such options will have a per-share exercise price equal to the IPO Price. Such options will remain eligible to vest pursuant to the same time-based and performance-based vesting conditions, and in the same proportion, as applied to the PIs to which they relate.

Equity-Based Compensation Expense

In connection with the IPO, the performance-based PIs, all of which are currently unvested, will be exchanged for restricted shares of Class A common stock that will be subject to market conditions that will be realized when the cumulative return on investment (which may be realized in the form of marketable shares of common stock) to each of Ares Corporate Opportunities Fund IV, L.P. and Ontario Teachers’ Pension Plan Board exceeds specified levels (2.0x in the case of one tranche of shares of common stock and 2.75x in the case of the other tranche of shares of common stock). In addition, as discussed above, in connection with the exchange of PIs for shares of Class A common stock and restricted shares of Class A common stock, employees will be granted options with an exercise price equal to the IPO Price. Some of those options will be fully-vested upon grant (to the extent issued in connection with time-vested PIs that have vested), and the remaining options will be subject to vesting pursuant to generally the same vesting conditions as applied to the PIs to which they relate. In connection with the IPO, the Company also anticipates making (i) a one-time grant of options to purchase shares of Class A common stock to the Chairman of the Company’s Board of Directors, (ii) a one-time grant of restricted stock units to certain non-employee directors, (iii) a one-time grant of restricted stock units to the Company’s employees who did not hold PIs prior to the IPO and (iv) one-time grants of restricted stock units and/or options to purchase shares of Class A common stock to certain of the Company’s executive officers.

CPG: 02

U.S. Securities and Exchange Commission	Confidential Treatment Requested
February 14, 2020	By CPG Newco LLC

The Company currently anticipates that the price range to be set forth in its preliminary prospectus in connection with the IPO will be within the preliminary indicative price range of $[****]1 to $[****]2 per share (the “Preliminary Price Range”) (after giving effect to an approximately [****]3 split expected to be completed prior to commencement of the road show on February 25, 2020). Based on the Preliminary Price Range, the Company anticipates incurring aggregate equity-based compensation expense of $[****]4 to $[****]5 as a result of the exchanges and grants described in the preceding paragraph. The Company anticipates recognizing the majority of this equity-based compensation expense in the three fiscal quarters consisting of the fiscal quarter in which the IPO is completed and the two subsequent fiscal quarters. The Company proposes to include in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in its preliminary prospectus disclosure relating to this anticipated equity-based compensation expense in the form set forth in Annex A to this letter. In addition, the Company will include in “Prospectus Summary,” “Capitalization” and “Dilution” in the preliminary prospectus disclosure of the number of shares of Class A common stock that it expects to issue and the number of stock options that it anticipates to grant upon exchange of the PIs and pursuant to the other grants described in the preceding paragraph. The Company will also include footnote disclosure in “Summary Consolidated Financial Data” and “Selected Consolidated Financial Data” that will describe the compensation expense that it anticipates that it will recognize at the mid-point of the estimated price range in the preliminary prospectus with a cross reference to the disclosure that will be contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Determination of Estimated Preliminary Initial Public Offering Price Range

The Company advises the Staff that on February 6, 2020, representatives of the underwriters advised the Company that, based on then-current market conditions and other factors, they would recommend a preliminary indicative equity value of $[****]6 to [****]7 that implied the Preliminary Price Range of $[****]8 to $[****]9 per share (after giving effect to an approximately [****]10 split expected to be completed prior to commencement of the road show on February 25, 2020). The Preliminary Price Range is based on a number of factors, including prevailing market conditions, the Company’s financial condition, estimates of the Company’s business potential and prospects for the Company and the industry in which it operates, the general condition of the securities market and the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on further discussions between the Company and the lead underwriters, developments in the Company’s business, market conditions and other factors that are outside of the Company’s control. However, the Company believes that, barring significant unforeseen events, the actual price range to be included in a subsequent amendment to the Registration Statement will be within the Preliminary Price Range. The Company advises the Staff that it anticipates filing an amendment to the Registration Statement with the actual price range on or about February 25, 2020, before 9:30 A.M. Eastern Time, and, in any event, prior to the commencement of its road show.

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CPG: 03

U.S. Securities and Exchange Commission	Confidential Treatment Requested
February 14, 2020	By CPG Newco LLC

Profits Interests Issuances by the Company since February 15, 2019

To facilitate the Staff’s review, the table below contains a complete list of all grants of PIs made from February 15, 2019 through the date of this letter.

Grant Date	PIs granted (1)	PI hurdle	Estimated fair value per common unit
February 22, 2019	1,000	$1,740	$1,740
May 2, 2019	750	$1,740	$1,740
August 7, 2019	1,125	$1,740	$1,740
November 6, 2019	2,000	$1,923	$1,923

(1)	50% of PIs issued are subject to time-based vesting and 50% are subject to performance-based vesting.

Overview of Profits Interests Pricing and Fair Value Determination

The PIs are classified as equity awards in accordance with ASC 718 “Compensation—Stock Compensation.” Equity-based compensation cost is determined based on the number of PIs awarded and the grant date fair value of the awards. The cost of time-vested PI awards is recognized as expense on a straight-line basis over the applicable employee’s requisite service period, which coincides with the vesting period of the award. For performance-based PI awards, expense is recognized when the achievement of the predetermined performance criteria becomes probable. The Company accounts for forfeitures as they occur.

The hurdle applicable to each PI was determined by the Company’s Board of Directors at the applicable grant date and is supported by periodic independent third-party valuations and management analyses. The Company’s Board of Directors intended that each PI granted would have a hurdle at a price per PI equal to the fair value of one Common Interest at the date of such PI’s grant, in compliance with the provisions of the partnership agreement of the Partnership. Given the absence of active trading markets for the Common Interests and PIs, determining the fair value of the PIs requires the Board to make complex and subjective judgments. For purposes of determining compensation expense relating to grants of PIs, as described in the Registration Statement the Company used the option pricing method (the “OPM”). The OPM treats the various equity interests in the Partnership as call options with exercise prices determined based on their respective rights to participate in distributions by the Partnership. The values attributable to these implicit call options was determined using the Black-Scholes option-pricing model. The value of the PIs was determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The sole material asset of the Partnership is indirect ownership of the Company, and, accordingly, the fair value of the Common Interests and the PIs was derived by reference to the value of the Company. The Board estimated the value of the Company using a combination of the income approach and the market approach as supported by periodic independent third-party valuations. The equity value of the Company as computed by the third-party valuation specialist is depicted in the following table.

CPG: 04

U.S. Securities and Exchange Commission	Confidential Treatment Requested
February 14, 2020	By CPG Newco LLC

Date	Total equity value
12/31/2018	$ [****][11]
3/31/2019	$ [****][12]
6/30/2019	$ [****][13]
8/31/2019	$ [****][14]

The Company believes thorough evaluation was made of the relevant factors to determine fair value on each grant date. A review of the methodology and key assumptions included in the independent third-party valuations considered for the purpose of determining fair value at each grant date follows.

Methods and Assumptions Used in the Fair Value Determination of the Enterprise

The Company obtains third-party valuation specialist reports on a periodic basis that determine the enterprise value of the Company in accordance with ASC 820, Fair Value Measurements, by averaging the amounts derived from both the income and market approach models. The income approach used was the discounted cash flow method. Inherent in this method is the incorporation or development of projections of the future operating results of the Company. The amounts for the projected cash flows and the terminal value are discounted to the valuation date using an appropriate discount rate, with the terminal date representing the date that the cash flows stabilize and that the Company continues into perpetuity. The risk-free interest rate is determined based on the yields for U.S. Treasury securities for a period approximating the expected term. A sensitivity test was conducted on the weighted average cost of capital. The model produced a range of indicated fair value of invested capital.

The market approach used was the guideline public company method, which involved applying reasonable trading multiples to revenue, EBITDA and projected EBITDA to arrive at an indication of value. The Company identified a group of publicly traded peer companies and considered, among other things, differences in growth rates and margins compared to the Company to arrive at selected multiples. These selected multiples were applied to revenue, EBITDA and projected EBITDA for the Company to derive indicated values of invested capital for the Company. These indicated values were adjusted for cash and working capital items and for future tax benefits to arrive at a fair value range for the Company’s invested capital. The calculated fair value was also compared to closed transactions in the building products industry as a reasonableness check. This approach produced a range of indicated fair value of invested capital.

The ranges of estimated fair value of invested capital derived using each of the income approach and the market approach referenced above were averaged to arrive at the fair value of the enterprise.

Methods and Assumptions Used in the Fair Value Determination of the Common Interests and Profits Interests

The hurdle rate used for the PIs was determined by subtracting the fair value of the Company’s debt from the Company’s enterprise value, and then allocating this value to the equity interests on a hypothetical liquidation basis to conform to the requirements of the Internal Revenue Code for classification of the PIs as profits interests. The value of the PIs on each grant date was determined, taking into account the applicable hurdle rate for

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CPG: 05

U.S. Securities and Exchange Commission	Confidential Treatment Requested
February 14, 2020	By CPG Newco LLC

such PIs, by allocating the equity value to the equity interests using the OPM. The assumptions used in the valuation model to determine the estimated fair value of the Common Interests and the PIs as of the grant date of each PI are based on numerous objective and subjective factors, combined with management judgment, including, but not limited to, the following:

•	The Company’s stage of development;

•	The impact of significant events, such as acquisitions;

•	Material risks related to the business;

•	The Company’s actual operating results and financial condition;

•	Equity market conditions and comparable public companies; and

•	The fact that the PIs are illiquid securities in a private company.

In determining the estimated fair value of the Common Interests and PIs, the Company’s Board of Directors considered the most recent contemporaneous independent third-party valuation and any additional objective and subjective factors it believes to be relevant at the grant date. The assumptions required for the inputs to each of the independent third-party valuations included, for both the Common Interests and the PIs, the total equity value of the Company, as calculated by the third-party valuation specialist. In addition, the assumptions required for the determination of the estimated fair value of the PIs using the OPM were the following:

•	Equity volatility calculated using historical equity volatilities of publicly traded comparable companies;

•	Risk free rate as interpolated from the U.S. constant maturity treasury rate, for a term corresponding to an estimated time to a liquidity event (such as an IPO or sale of the Company);

•	The estimated time to a liquidity event as determined by the Company; and

•	In the case of the PIs, a marketability discount calculated based on the Finnerty average-strike put model.

Computation of Fair Value of Profits Interest Grants

The Company advises the Staff that the Board determined that the fair value of the Common Interests at September 30, 2018 was $1,740 per Common Interest. The inputs to the OPM used to value the PIs on that date were the following:

•	Total Equity Value (Marketable): $[****][15]

•	Equity Volatility: 45%

•	Risk Free Rate: 2.81%

•	Time to Liquidity Event (Years): 2.0

At that time, the Company was exploring multiple exit strategies. Between September 30, 2018 and June 30, 2019, the equity value of the Company did not change significantly. The gross margin and cash flow of the Company were relatively stable, as were market multiples of comparable public companies, giving rise to the consistent equity value. The Company’s Board of Directors carefully considered all relevant information available to it, including the most recent valuation report from its third-party independent valuation firm, and at each grant date, determined that the appropriate hurdle at $1,740 per PI.

[15]	[****] – Confidential Treatment Requested by CPG Newco LLC.

CPG: 06

U.S. Securities and Exchange Commission	Confidential Treatment Requested
February 14, 2020	By CPG Newco LLC

As of August 31, 2019, the Company obtained an updated third-party valuation report in anticipation of a September 2019 grant. The equity value of the Company increased to $[****]16, and the Board increased the hurdle to $1,923 per PI. The fair value of the PIs was based on the OPM with the following inputs:

•	Total Equity Value (Marketable): $[****][17]

•	Equity Volatility: 55%

•	Risk Free Rate: 1.87%

•	Time to Liquidity Event (Years): 0.58

The equity valuation of the Company increased by $[****]18 as a result of several factors, including the increase in the underlying actual cash flows related to the Company operations versus the forecasted numbers. These factors include the correction of production issues and the increase in sales of several new products, which expanded the breadth and depth of the Company’s product offerings. Additionally, the market metrics for the industry increased with the Company’s direct competitor market valuation increasing by 4% during the corresponding period.

The Board determined at its November 2019 meeting to pursue the IPO rather than the other alternatives that it had been concurrently evaluating. Accordingly, in December 2019, the Company obtained an updated third-party valuation report, although no additional grants of PIs have been made subsequent to the November Board meeting. That report concluded that the fair value of the Company’s equity at November 30, 2019 was $[****]19. The increase from the August 31, 2019 value was attributable to multiple factors. These included (i) a 50 basis point reduction in the market risk premium, which reduced the weighted average cost of capital used in the income method, (ii) an increase in revenue and EBITDA multiples based on the trading values of the companies deemed comparable to the Company for purposes of the market approach (the same comparable companies were used on both dates for purposes of this calculation) and (iii) the inclusion in the valuation report of preliminary indications of value that had been provided to the Company in its meetings in early December 2019 with prospective underwriters in connection with a potential IPO. For purposes of this valuation, the income approach was assigned a 30% weighting, the market approach was assigned a 30% weighting and the indicative values for a potential IPO were assigned a 40% weighting.

Subsequently, on February 6, 2020, in advance of the Company’s filing of the Registration Statement, as described above the Company met with the lead underwriters for its potential IPO, who advised the Company that, based on then-current market conditions and other factors, they would recommend a preliminary indicative equity value in the range of $[****]20 to $[****]21 in connection with the IPO. The increase from the value at November 30, 2019, was attributable primarily to the assumption, for purposes of the underwriters recommendation, that the IPO would be consummated, as compared to the independent third party report as of November 30, 2019, which assigned a 40% weight to a potential IPO and also applied a discount factor, based on the Company’s cost of equity, from the estimated date for the IPO of March 31, 2020 to November 30, 2019.

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CPG: 07

U.S. Securities and Exchange Commission	Confidential Treatment Requested
February 14, 2020	By CPG Newco LLC

Conclusion

The Company respectfully submits to the Staff that the equity values, and values for the PIs, determined in connection with the grants of PIs granted since February 15, 2019 are, in light of the implicit value of the Company based on the Preliminary Price Range and the other considerations described above, reasonable.

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CPG: 08

U.S. Securities and Exchange Commission	Confidential Treatment Requested
February 14, 2020	By CPG Newco LLC

Please contact me at (650) 461-5610 if you wish to discuss the response to the Staff’s comment.

Very truly yours,

/s/ John L. Savva
John L. Savva

cc:	Jesse Singh, CPG Newco LLC
Ralph Nicoletti, CPG Newco LLC
Greg Jorgensen, CPG Newco LLC
Paul Kardish, CPG Newco LLC
Rachel Sheridan, Latham & Watkins LLP
Samuel Rettew, Latham & Watkins LLP
Rita-Anne O’Neill, Sullivan & Cromwell LLP

CPG: 09

U.S. Securities and Exchange Commission	Confidential Treatment Requested
February 14, 2020	By CPG Newco LLC

Annex A

Equity-Based Compensation Rider (to be inserted immediately before “Litigation Contingencies” on page 89 of the Registration Statement)

In connection with the completion of this offering, based on an assumed public offering price of $                     per share, which is the mid-point of the price range set forth on the cover of this prospectus, we estimate that we will incur aggregate equity compensation expense in the range of $[****]22 million to $[****]23 million as a result of (i) the recognition of previously unrecognized compensation expense in respect of our performance-vested Profits Interests and the grant of options to purchase shares of our Class A common stock in connection with the exchange of Profits Interests for shares of our Class A common stock; and (ii) one-time grants of options and restricted stock units to directors, executive officers and employees.

We expect to recognize in the range of $[****]24 million to $[****]25 million of this aggregate equity-based compensation expense during the second quarter of fiscal 2020, $[****]26 million to $[****]27 million in the third quarter of fiscal 2020 and $[****]28 million to $[****]29 million in the fourth quarter of fiscal 2020, with the remainder to be recognized thereafter. For more information on the treatment of Profits Interests in connection with this offering, see – “Executive Compensation—Treatment of Long-Term Incentives, —Profits Interest Conversion and —IPO Long-Term Incentive Awards”. See also Note 11 “Share-Based Compensation” to our unaudited consolidated financial statements and Note 11 “Share-Based Compensation” to our audited consolidated financial statements included elsewhere in this prospectus.

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CPG: 10